

February 6, 2013

Charles J. Scimeca
Chief Executive Officer
Technology Applications International Corporation
18851 N.E. 29th Avenue, Suite 700
Adventura, FL 33180

>   **Re: Technology Applications International Corporation**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed January 13, 2013**
>   **File No. 333-183683**

Dear Mr. Scimeca:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>Executive Compensation and Corporate Governance, page 43</u>

1. Please ensure that all of your disclosure in this section is updated to reflect compensation paid for the fiscal year ended December 31, 2012. We note, for example, that the Outstanding Equity Awards for Fiscal-Year end is reported as of December 31, 2011. Please revise accordingly.

2. We note your disclosure that Mr. Stickler received $60,000 in "All Other Compensation" for the fiscal year ended December 31, 2012. Please provide disclosure identifying the items of compensation included as "All Other Compensation." To the extent that this amount includes fees paid to Mr. Stickler for services rendered to the company, please explain why you have categorized it as "All Other Compensation." <u>See</u> Item 402(o)(7) of Regulation S-K.

<u>Security Ownership of Certain Beneficial Owners and Management, page 45</u>

3. Please update your disclosure to provide this information as of the most recent practicable date. <u>See</u> Item 403 of Regulation S-K.

<u>Exhibit 5.1</u>

4. Please have counsel file a final version of its legal opinion removing the brackets contained in the last sentence of the first paragraph.

Charles J. Scimeca
Technology Applications International Corporation
February 6, 2013
Page 2

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Dale Welcome, Staff Accountant, at 202-551-3865, or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me, at 202-551-3675 with any other questions.

      Sincerely,

      /s/ Pamela A. Long

      Pamela A. Long
      Assistant Director

cc: Andrew Coldicutt, Esq. (*via E-mail*)
        Law Office of Andrew Coldicutt